Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: JFE Shoji Holdings, Inc.

Subject Company: JFE Shoji Holdings, Inc.

Commission File Number: 132-

Dated October 26, 2011

October 26, 2011

Company Name:	JFE Holdings, Inc. (Code: 5411 Tokyo, Osaka and Nagoya stock exchanges in Japan)
Representative:	Hajime Bada, President and CEO
Contact:	Masayuki Hirose, Manager, Public Relations Sec., General Administration Dept.
Tel: +81-3-3597-3842

Company Name:	JFE Shoji Holdings, Inc. (Code: 3332 Tokyo and Osaka stock exchanges in Japan)
Representative:	Mikio Fukushima, President
Contact:	Kunihiko Utata, General Manager, General Affairs Dept.
Tel: +81-3-5203-5055

To whom it may concern:

Execution of Memorandum of Understanding to Turn JFE Shoji Trade

into Wholly Owned Subsidiary of JFE Holdings through Share Exchange

JFE Holdings, Inc., JFE Steel Corporation, JFE Shoji Holdings, Inc. (hereinafter “JFE Shoji Holdings”) and JFE Shoji Trade Corporation (hereinafter “JFE Shoji Trade”) announced that their respective boards of directors have resolved to sign a memorandum of understanding (MOU) on a share exchange that would turn JFE Holdings into the sole parent company of a wholly owned subsidiary, the new JFE Shoji Trade, which will be formed through a previously planned merger between JFE Shoji Holdings and JFE Shoji Trade.

As announced by JFE Shoji Holdings in its “Notification of the Conclusion of a Merger Agreement between JFE Shoji Holdings and Consolidated Subsidiary JFE Shoji Trade Corporation and Consolidated Subsidiary Kawasho Real Estate Corporation” issued on April 27, 2011, JFE Shoji Holdings will merge with JFE Shoji Trade on April 1, 2012, leaving JFE Shoji Trade as the surviving company and JFE Shoji Holdings ceasing to exist. The new company plans to conduct a technical listing of its shares on the First Section of the Tokyo Stock Exchange on April 1, 2012.

1. Purpose of Share Exchange

The JFE Group operates under JFE Holdings, which formulates business strategy for the whole group. The group comprises four operating companies guided by their own individual managements in fields including steel, engineering, shipbuilding and LSIs, operating in accordance with the needs of these respective businesses.

The environment surrounding the group is becoming increasingly severe, however, due to weak and shrinking domestic demand, the yen’s sharp appreciation and soaring prices of raw materials. In response, JFE Holdings, its operating company JFE Steel, and both JFE Shoji Holdings and JFE Shoji Trade agreed to revise the capital structure of the new JFE Shoji Trade to leverage its trading functions throughout the group.

The new JFE Shoji Trade will be technically listed on April 1, 2012 and then delisted on March 27, 2013, three business days before the share exchange becomes effective, and then finally turned into a wholly owned subsidiary of JFE Holdings in the next month, following the share exchange. The transformation, effectively a reorganization in the short term, has been discussed and agreed upon by the respective companies’ top managers as a collective effort required to enable the group to deal with severe changes envisioned in the business environment.

By turning the new JFE Shoji Trade into JFE Holdings direct subsidiary, JFE Steel, JFE Engineering Corporation, Universal Shipbuilding Corporation and Kawasaki Microelectronics, Inc. expect to leverage the company’s special capabilities in areas such as market research, marketing and project management for activities including project facilitation, new customer development, procurements and others worldwide. The arrangement is expected to enable the group to make faster decisions and leverage its full strength through closer consultation and broader cooperation between the operating companies and the new JFE Shoji Trade.

The JFE Group is looking to improve its competitiveness both in the Japanese and international steel business by restructuring and streamlining its overall supply chain for steel production and sales, from raw materials procurement, production and processing to distribution and global expansion.

As the group’s core trading company, the new JFE Shoji Trade will work to aggressively expand the group’s overall business in steel and other segments while also maintaining and expanding existing businesses.

As a result, the JFE Group expects to enhance both its presence in the global market and its corporate value, and thereby respond to the expectations of JFE Holdings shareholders, including new JFE Shoji Trade shareholders who eventually will become JFE Holdings shareholders.

2. Outline of Share Exchange

(1) Share Exchange Schedule

October 26, 2011	Meetings of boards of directors for approval of MOU

October 26, 2011	Execution of MOU

August 2012 (planned)	Meetings of boards of directors for approval of Share Exchange Agreement

August 2012 (planned)	Execution of Share Exchange Agreement

December 2012 (planned)	General meeting of shareholders for approval of Share Exchange Agreement (new JFE Shoji Trade)

March 27, 2013 (planned)	Date of delisting (new JFE Shoji Trade)

April 1, 2013 (planned)	Effective date of the Share Exchange

Note: The share exchange schedule may change due to factors such as permissions, registrations and notifications from or with authorities in Japan and foreign countries and other conditions.

(Reference) Schedule of Merger between JFE Shoji Holdings and JFE Shoji Trade

April 27, 2011	Execution of Merger Agreement

June 29, 2011	General meeting of shareholders for approval of Merger Agreement (JFE Shoji Holdings)

March 28, 2012 (planned)	Delisting (JFE Shoji Holdings)

April 1, 2012 (planned)	Effective date of merger

April 1, 2012 (planned)	Technical listing (new JFE Shoji Trade)

(2) Method of Share Exchange

Through the share exchange, JFE Holdings will become the sole parent company of the new JFE Shoji Trade, which will become a wholly owned subsidiary. Shareholders of the new JFE Shoji Trade will be allotted treasury shares held by JFE Holdings in consideration of the share exchange.

The share exchange must be approved at a general meeting of shareholders of the new JFE Shoji Trade. JFE Holdings would then execute a simplified share exchange, which does not require its shareholders’ approval, pursuant to Article 796, Paragraph 3 of the Companies Act.

(3) Ratio of Allotment in Connection with Share Exchange

The ratio of allotment in connection with the share exchange will be determined upon consultation among the relevant parties, with consideration of the analysis, advice, etc. of external experts.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights

None

3. Prospects of Delisting New JFE Shoji

(1) Prospects of Delisting

The new JFE Shoji Trade is scheduled to list its common shares on the Tokyo Stock Exchange on April 1, 2012. After being turned into a wholly owned subsidiary, however, the new JFE Shoji Trade is expected to delist its common shares, following the prescribed procedures, in accordance with the securities-listing regulations of the Tokyo Stock Exchange.

(2) Reason for Plan to Delist and Process of Considering Alternatives

The purpose of the share exchange is as stated in “1. Purpose of Share Exchange.” It is not for the purpose of delisting the new JFE Shoji Trade.

Following the delisting of the new JFE Shoji Trade, shareholders who are allotted at least 100 JFE Holdings common shares, the basic trading unit for JFE Holdings shares, will be able to trade their shares on the Tokyo, Osaka and Nagoya stock exchanges, thereby assuring them liquidity. Shareholders who are allotted less than 100 shares, however, will not be able to trade their shares on these stock markets. The method for handling such shares will be announced when the share exchange agreement is executed.

4. Outlines of the Share Exchange Companies

	Sole parent company As of March 31, 2011	Wholly owned subsidiary As of April 1, 2012 (planned or prospective if not otherwise specified)
(1) Name	JFE Holdings Inc.	JFE Shoji Trade Corporation

(2) Location	2-2-3 Uchisaiwaicho, Chiyoda-ku, Tokyo, Japan	1-6-20 Dojima, Kita-ku, Osaka, Japan

(3) Name and title of representative	Hajime Bada, President and CEO	Mikio Fukushima, President

(4) Business	Governance and management of steel, engineering, shipbuilding, etc. operating companies by holding the shares of these companies	Primarily domestic trading and import/export of steel products, steelmaking materials, nonferrous metals, chemical products, machinery and marine vessels

(5) Capital	JPY 147,143 million	JPY 14,539 million

(6) Founded	September 27, 2002	January 5, 1954

(7) Issued Shares	614,438,399	236,777,704

(8) Fiscal Year End	March 31	March 31

(9) Employees	54,962 (consolidated) (as of September 30, 2011)	6,104 (consolidated) (as of September 30, 2011)

(10) Major business relationships	Not applicable to pure holding company	Suppliers: JFE Steel Corporation, JFE Bars & Shapes Corporation, Kawasaki Heavy Industries, Ltd. Customers: JFE Steel Corporation, Hyundai Group, Kawasaki Kisen Kaisha, Ltd.

(11) Major banking relationships	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Bank of Tokyo- Mitsubishi UFJ, Ltd.	Mizuho Corporate Bank, Ltd., Sumitomo Mitsui Banking Corporation, Bank of Tokyo- Mitsubishi UFJ, Ltd.

(12) Major shareholders and ratio of shareholding

The Master Trust Bank of Japan, Ltd. (trust account) 5.76%, Japan Trustee Services Bank, Ltd. (trust account) 4.22%, Nippon Life Insurance Company 3.68%, Mizuho Corporate Bank, Ltd. 2.47%, The Dai-ichi Llife Insurance Company, Limited. 2.08%

(as of September 30, 2011)

JFE Steel Corporation 38.56%, Kawasaki Heavy Industries, Ltd. 2.72%, Mizuho Trust & Custody Bank, Ltd. As a trustee for Mizuho Trust retirement Benefits Trust Account for Kawasaki Heavy Industries 2.32%, Japan Trustee Services Bank, Ltd. (trust account) 2.28%

(as of September 30, 2011, JFE Shoji Holdings)

(13) Relationship between relevant companies	Capital relationship (as of September 30, 2011)	JFE Steel, 100% owned subsidiary of JFE Holdings, holds 38.56% share of JFE Shoji Holdings, the sole parent of JFE Shoji Trade. JFE Shoji Trade holds 0.12% of JFE Holdings’ shares.
	Personnel relationship (as of March 31, 2011)	None
	Business relationship (as of March 31, 2011)	None
	Status of related parties (as of March 31, 2011)	JFE Shoji Trade is a related party because it is a wholly owned subsidiary of JFE Shoji Holdings, an equity-method affiliate of JFE Steel, which is a wholly owned subsidiary of JFE Holdings.

(14) Business performance and financial position in most recent three-year period

	JFE Holdings (consolidated)			JFE Shoji Holdings (consolidated)
Accounting period	Mar. 2009	Mar. 2010	Mar. 2011	Mar. 2009	Mar. 2010	Mar. 2011
Net assets	1,378,041	1,465,898	1,478,310	114,684	107,060	117,426
Total assets	4,328,901	3,918,317	3,976,644	635,481	526,788	571,364
Net assets per share (yen)	2,526.26	2,689.88	2,708.51	381.02	432.64	457.57
Net sales	3,908,282	2,844,356	3,195,560	2,706,576	1,811,887	2,011,526
Operating income	407,806	88,775	182,810	40,238	15,140	23,363
Ordinary income	400,562	69,289	165,805	39,009	14,491	23,783
Net income	194,229	45,659	58,608	19,848	7,506	13,645
Net income per share (yen)	355.64	86.35	110.73	82.54	31.78	57.79
Dividend per share (yen)	90.00	20.00	35.00	10.00	5.00	10.00

(million yen, if not otherwise specified)

Note: Consolidated figures of JFE Shoji Holdings are provided because JFE Shoji Trade, the surviving company after the planned merger with JFE Shoji Holdings, presently does not release financial statements.

5. Status after Share Exchange

JFE Holdings and the new JFE Shoji Trade have no plan to change their names, locations, names or titles of representatives, business descriptions, etc.

6. Future Prospects

The share-exchange MOU will not impact JFE Holdings’ earnings forecast for the current fiscal year. The impact on earnings after the current fiscal year will be released as soon as practical after it is determined.

Reference

Reorganization Scheme

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains certain forward-looking statements that reflect the plans and expectations of JFE Holdings, Inc., JFE Shoji Holdings, Inc. and JFE Shoji Trade Corporation in relation to, and the benefits resulting from, a proposed share exchange between JFE Holdings, Inc. and “New JFE Shoji Trade”, the company that will result from the planned merger of JFE Shoji Holdings, Inc. and JFE Shoji Trade Corporation, whereby New JFE Shoji Trade will become a wholly owned subsidiary of JFE Holdings, Inc. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic and general industry conditions such as the competitive environment for companies in the steel and iron industries; (2) changes in supply and demand conditions and prices for raw materials used in the manufacture of steel; (3) regulatory and litigation matters and risks; (4) legislative developments; (5) changes in tax and other laws and the effect of changes in general economic conditions; (6) the risk that a condition or regulatory approval that may be required for the share exchange is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the share exchange.

Additional Information and Where to Find It

JFE Holdings, Inc. may file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed share exchange with New JFE Shoji Trade. The Form F-4, if filed, will contain a prospectus and other documents. If the Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of New JFE Shoji Trade prior to the shareholders’ meeting at which the proposed share exchange will be voted upon. The Form F-4, if filed, and prospectus, as they may be amended from time to time, will contain important information about JFE Holdings, Inc. and New JFE Shoji Trade, the share exchange and related matters including the terms and conditions of the transaction. U.S. shareholders of JFE Shoji Holdings, Inc. (or of New JFE Shoji Trade after the planned merger of JFE Shoji Holdings, Inc. and JFE Shoji Trade Corporation) are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the share exchange. The Form F-4, if filed, the prospectus and all other documents filed with the SEC in connection with the share exchange will be available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the share exchange will be made available to U.S. shareholders of JFE Shoji Holdings, Inc. (or of New JFE Shoji Trade after the planned merger of JFE Shoji Holdings, Inc. and JFE Shoji Trade Corporation), free of charge, by faxing a request to JFE Holdings, Inc. at +81-3-3597-4397 or to JFE Shoji Holdings, Inc. at +81-3-5203-5289.